

Mail Stop 4631

July 22, 2009

By U.S. Mail and Facsimile

Mr. Vincent S. Miceli
Chief Financial Officer
Panolam Industries International, Inc.
20 Progress Drive
Shelton, CT 06484

> **Re: Panolam Industries International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 333-78569**

Dear Mr. Miceli:

We have reviewed your response letter dated June 26, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Goodwill, Intangible Assets, and Long-lived Assets, page 31

1.   In the second sentence of your response to prior comment one, you state that you will provide a qualitative and quantitative description of the material assumptions used along with a sensitivity analysis of those assumptions based on reasonably likely changes. However, it does not appear to us that your proposed disclosure is sufficient in providing this information. We remind you to revise future filings to also provide qualitative and quantitative descriptions of your material assumptions or ranges of assumptions underlying the assessments of your finite-lived assets, as well as quantify the potential impact of changes to the assumptions used in assessing your indefinite-lived trade names and finite-lived assets.

*   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant